Helios and Matheson Analytics Inc.

350 5th Avenue, Suite 7520
New York, NY 10018

October 11, 2016

Via EDGAR Correspondence

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Helios and Matheson Analytics Inc.

Preliminary Information Statement on Schedule 14C

Filed September 22, 2016

File No. 000-22945

Dear Mr. Spirgel:

This letter is in response to the comments contained in the Staff’s Letter to Helios and Matheson Analytics Inc., a Delaware corporation (the “Company”), dated October 5, 2016 (the “Staff’s Letter”) concerning the Company’s Preliminary Information Statement on Schedule 14C (File No. 000-22945) filed with the Securities and Exchange Commission on September 22, 2016 (the “Information Statement”). We have filed an amendment to the Information Statement (the “Amendment No. 1”) concurrently with this letter incorporating and/or responding to the requested changes.

The comments set forth in the Staff’s Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the same paragraph number in the Staff’s Letter.

The Certificate Amendment (Page 22), page 5

1.            Please explain why the Note Financing necessitates an increase in the company’s authorized shares of common stock from 30 million to 100 million. While we note your disclosures here and elsewhere (e.g. pages 22 and 23), please highlight how the share reservation formula as required by the SPA impacts or could lead to future share issuances.

The Company has revised the discussion of Action Item number 4, titled “Certificate of Amendment”, in Amendment No. 1 to include a discussion titled “Share Reservation Formula and Future Share Issuances Upon Conversion of the Notes”. Please see page 21 of Amendment No. 1.

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

October 11, 2016

The Reverse Split (Page 24), page 6

2.           Please describe the relationship between the reverse stock split and the forward stock split. Please also confirm if the reverse stock split will proportionally impact the shares able to be issued upon conversion and the actual conversion ratios associated with the convertible notes issued to Hudson Bay.

The Agreement and Plan of Merger among the Company, Zone Technologies, Inc. and Zone Acquisition, Inc. (the “Merger Agreement”) requires the Company to effect a 2:1 forward split provided that the forward split does not cause the Company’s stock price to fall below the price required for maintaining its Nasdaq listing. However, since entering into the Merger Agreement, the parties have decided to waive the forward split requirement in the Merger Agreement, because they have concluded it does not serve any purpose. Accordingly, all references to the forward split have been deleted from the Information Statement and the Company has no plan to effect a forward split.

In response to the second sentence of this comment, the Company has revised the discussion of Action Item number 5, titled “The Reverse Split”, in Amendment No. 1, to confirm that the reverse stock split will proportionally impact the shares to be issued upon conversion and the actual conversion ratios associated with the Notes; however, the $4.00 floor applicable to the Alternate Conversion Price is not subject to adjustment in the event of a reverse stock split. Please see page 23 of Amendment No. 1.

3.            Please also revise your disclosure to clarify whether you have any plans, arrangements, or understandings relating to the issuance of any additional shares that would become available for issuance following your proposed reverse stock split. If such plans exist, please disclose all material information with respect to your plans. If you have no such plans, arrangements or understandings, please revise your disclosure to state so.

In response to the Staff’s comment, the Company has revised the disclosure on page 22 of Amendment No. 1 to indicate that the Company has no plans, arrangements or understandings relating to the issuance of any additional shares that would become available for issuance following any reverse stock split.

The Note Financing, page 18

4.            We note that you used $750,000 of the proceeds from the sale of the notes to provide a senior secured loan to Zone via your wholly-owned subsidiary, HMNY Zone Loan LLC. Please describe the purpose and rationale for this loan to Zone.

In response to the Staff’s comment, the Company has revised the disclosure relating to the loan to Zone. Please see page 16 of Amendment No. 1.

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

October 11, 2016

The Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in this letter and the filings referenced herein; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please do not hesitate to contact Kevin Friedmann, Esq. of Mitchell Silberberg & Knupp LLP at (310) 312-3106 or by email at kxf@msk.com or Mary Ann Sapone, Esq., of Mitchell Silberberg & Knupp LLP at (310) 312-3258 or by email at mas@msk.com.

Very truly yours,

HELIOS AND MATHESON ANALYTICS INC.

By:	/s/ Parthasarathy Krishnan
Parthasarathy Krishnan
Chief Executive Officer